

September 20, 2024

David Quek Yong Qi
Chief Executive Officer
Cuprina Holdings (Cayman) Limited
Blk 1090 Lower Delta Road #06-08
Singapore 169201

>   **Re: Cuprina Holdings (Cayman) Limited**
>   **Amendment No. 8 to Registration Statement on Form F-1**
>   **Filed September 19, 2024**
>   **File No. 333-277731**

Dear David Quek Yong Qi:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2024 letter.

Amendment No. 8 to Registration Statement on Form F-1
Prospectus Summary
Corporate History and Structure, page 7

1.   We note your response to prior comment 1 and your revised corporate structure chart indicating that public investors will own 24.14% of your company following the offering. We further note that your disclosure on page 51 indicates that new investors will own 17.2% of your company following the offering. Please reconcile your disclosure or advise.

Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lawrence Venick, Esq.